RANDY K. STERNS rsterns@bushross.com (813) 204-6401 [Direct Line]	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

May 16, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attn:  William H. Dorton,  Staff Attorney

RE:	Ministry Partners Investment Company, LLC
Class 1 Notes - $85 Million Offering Post-Effective Amendment No. 3 File No. 333-199237

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to a verbal comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) received on May 12, 2017 related to the above referenced filing (“Post-Effective Amendment No. 3”).

In this letter we summarize the verbal comment received from the Staff in italicized, bold type and the Company’s response thereafter.

Undertakings; Section 10(a)(3)

Please advise as to whether sales of the Company’s Class 1 Notes have been made under the Company’s Post-Effective Amendment No. 2. to its Form S-1 Registration Statement which was declared effective on May 13, 2016.

RESPONSE:

The Company acknowledges its understanding that the audited financial statements included in the Registration Statement on Form S-1 (File No. 333-199237 the “2016 Prospectus”) became stale on April 30, 2017 and the Company was required under Section

May 16, 2017

10(a)(3) of the Securities Act, as well as Item 512(a)(1) of Regulation S-K and the associated undertaking, to update its financial statements by post-effective amendment.  The Company further acknowledges its understanding that the Compliance and Disclosure Interpretation published by the U.S. Securities and Exchange Commission on September 22, 2016, specifically Question 139.28, states that offers and sales must be suspended if the Company’s post-effective amendment is filed for the purpose of a Section 10(a)(3) amendment and the prospectus is already stale for Section 10(a)(3) purposes.

The Company hereby confirms and acknowledges that all offers and sales of the Company’s Class 1 Notes under the 2016 Prospectus have been suspended for the duration of the waiting period in which the filing of its Post-Effective Amendment No. 3 to its S-1 Registration Statement is being reviewed by the Commission and until it has been declared effective.

The Company further advises that during the period May 1, 2017 through May 11, 2017, a total of five (5) sales were made to individuals in amounts ranging from $3,000 to $17,454 under the Company’s 2016 Prospectus.  In each instance, the individuals had a pre-existing relationship with the Company, and had previously purchased debt securities offered by the Company under a SEC registered offering.  Except for one purchaser, each of those individuals chose to renew their investment in a Class 1 Note when a previously held Class 1 Note matured.  The remaining investor, the husband of an employee that has retired after serving many years with the Company, had also previously invested in the Company’s debt securities and has a pre-existing relationship with the Company.

The Company also renewed two investments made by ministries and religious organizations that qualified as accredited investors that were also existing holders of the Company’s Class 1 Notes.  Both of these ministries and religious organizations had access to the Company’s current financial information filed on its Form 10-K for the year ended December 31, 2016 that had been filed with the SEC.  The investments made by the two accredited investors were made in the amounts of $600,000 and $119,592, respectively.

In each instance a sale was made under the 2016 Prospectus, the five individuals and two religious institutions that purchased a Class 1 Note had pre-existing relationships with the Company as an investor, had received or been provided access to annual updates of Company information, and had been advised of their right to review the Company’s filings with the Commission on the Commission’s website.

The Company acknowledges, however, that it did not fully comply with its obligations under Section 10(a)(3) of the Securities Act in its use of the 2016 Prospectus after May 1, 2017 and therefore was not in technical compliance with the Securities Act.  However, as noted above, the Company believes that the only sales that may have potentially violated the registration requirements of Section 5 of the Securities Act were sales made to investors that had an acknowledged, pre-existing relationship with the Company, were existing Class 1 Note holders that had been furnished access to the Company’s current financial statements and filings made

May 16, 2017

under the Securities Exchange Act of 1934 as a voluntary filer.  In addition, the Company has taken steps to ensure in the future that its filings made with the Commission as a voluntary filer under the Exchange Act will be made readily available and accessible on the Company’s website to its investors.

Because of the nature of the sales made as noted above, the Company respectfully submits that it is not required to include a rescission liability on its financial statements or provide a risk factor in the Prospectus related to these sales.

Should you have further questions or comments regarding this matter, please contact me at (813) 204-6401.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/Randy K Sterns

Randy K. Sterns

cc: Joseph W. Turner, Jr.